Brian F. Faulkner
                              A PROFESSIONAL LAW CORPORATION
        27127 CALLE ARROYO, SUITE 1923 SAN JUAN CAPISTRANO, CALIFORNIA 92675
             T:  949.240.1361  .  F:  949.240.1362 . C: 714.608.2125
                                E: BRIFFAULK@AOL.COM




August 22, 2005


Max A. Webb, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:  GameZnFlix, Inc.
     Amendment No. 2 to Registration Statement on Form SB-2
     Filed July 22, 2005
     File No. 333-122162

Dear Mr. Web:

     I am writing concerning your comment letter dated August 4, 2005 regarding the Amendment No. 2 to the Form SB-2 of GameZnFlix, Inc. filed on July 22, 2005. I, as corporate counsel for the company, will only be responding to Comment No. 2 in that letter. It is my understanding that Stephen M. Fleming, Esq. of Sichenzia Ross Friedman Ference LLP, counsel to the company on this filing, will be responding to the remaining comments in that letter.

     In response to Comment No. 2, I note that a definitive information statement on Schedule 14C was filed with the SEC on October 11, 2002 in connection with the noted amendment to the articles of incorporation, which definitive Schedule 14C was to my knowledge mailed out to all shareholders of record from whom the company did not seek consent for this corporate action. It appears that the company apparently inadvertently failed to file a preliminary proxy statement in this matter.

     Please contact me with any questions.

                                       Sincerely,



                                       /s/  Brian F. Faulkner
                                       Brian F. Faulkner

cc:  John Fleming, GameZnFlix, Inc.
     Stephen M. Fleming, Esq., Sichenzia Ross Friedman Ference LLP